[Letterhead of Johnson Rice & Company L.L.C.]

August 11, 2005

Via EDGAR and Facsimile

Securities and Exchange Commission

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549

Attn:	H. Roger Schwall

Melinda Kramer

Mail Stop 7010

Re:	Bronco Drilling Company, Inc.

Registration Statement on Form S-1, File No. 333-125405

Dear Mr. Schwall and Ms. Kramer:

In connection with the above referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby join in the request of Bronco Drilling Company, Inc. that the effective date of the Registration Statement be accelerated so that it becomes effective at 5:00 p.m. Washington, D.C. time on Monday, August 15, 2005, or as soon thereafter as practicable.

Very truly yours,

Johnson Rice & Company L.L.C.
Jefferies & Company, Inc.
As Representatives

By:	Johnson Rice & Company L.L.C.

By:	/s/ Gregory L. Miner
Gregory L. Miner, Partner